Exhibit 99.2

Selected financial data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income and other financial data for the six months ended June 30, 2017 and 2018, other than the earnings per ADS data, and the consolidated balance sheet data as of December 31, 2017 and June 30, 2018 have been derived from our unaudited condensed consolidated financial statements which are included elsewhere in this report. Our unaudited condensed consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Except for changes in operating subsidiaries, our unaudited condensed consolidated financial statements have been prepared as if our current corporate structure had been in existence throughout the relevant periods.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements and related notes and the “Operating and Financial Review and Prospects” included elsewhere in this report.

	Six months ended June 30,
	2017	2018
	US$	US$
	(Unaudited)	(Unaudited)
	(in thousands except share, per share and per ADS data)
Consolidated Statements of Comprehensive Income
Total revenue	768,878	529,929
Total costs of revenue	(598,389)	(381,846)
Selling and distribution expenses	(28,559)	(26,309)
General and administrative expenses	(54,840)	(60,481)
Operating income	87,090	61,293
Net income/(loss)	28,195	(22,017)
Net (income)/loss attributable to non-controlling interest	(11,656)	4,821
Net income/(loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders	16,539	(17,196)
Earnings/(loss) per share
-Basic	0.13	(0.13)
-Diluted	0.13	(0.13)
Shares used in computation
-Basic	128,317,210	129,606,854
-Diluted	131,557,491	132,163,401
Earnings/(loss) per ADS(1)
-Basic	0.26	(0.27)
-Diluted	0.25	(0.26)

(1)	Earnings per ADS are calculated based on each ADS representing two common shares.

	Year ended December 31, 2017 and six months ended June 30, 2018
	2017	2018
	US$	US$
Cash dividends declared per ADS	0.40	0.20

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	Year ended December 31, 2017 and six months ended June 30, 2018
	2017	2018
	US$	US$
	(in thousands except share, per share and per ADS data)
Other Operating Data
Number of projects launched	5	4
Aggregate GFA delivered(1) (m 2)	1,200,222	158,822

(1)	Delivery occurs when the Company has obtained all the completion acceptance certificates required by the PRC government in respect of the apartment and delivers full access to the apartment, such as the keys, to the buyer.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2017 and June 30, 2018:

	As of December 31, 2017 and June 30, 2018
	2017	2018
	US$	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Balance Sheet Data(1)
Cash and cash equivalents	894,551	1,067,179
Restricted cash	566,676	384,276
Deposits for land use rights	103,716	202,255
Real estate property under development	1,996,001	3,694,817
Total current assets	5,070,212	6,624,680
Total assets	6,384,434	8,148,820
Total current liabilities	3,674,819	5,520,194
Long-term bank loans	11,019	297,524
Other long-term debt	1,404,814	1,430,226
Common shares	16,314	16,399
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	992,572	670,214

(1)	Financial information for PRC subsidiaries is first prepared in RMB and then translated into U.S. dollars for assets and liabilities at the period end exchange rate and, for revenues and expenses, at the period average exchange rate. The rates used are set forth in the table below. Capital accounts are translated at their historical exchange rates when the transactions occurred.

Exchange Rate Information

Our financial statements and other financial data included in this report are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB. The financial statements of our PRC subsidiaries are translated into U.S. dollars, using published exchange rates in China, based on (i) period end exchange rates for assets and liabilities and (ii) period average exchange rates for revenues and expenses. Capital accounts are translated at historical exchange rates when the transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB at any particular rate, including the rate stated below.

The RMB is not freely convertible into foreign currency. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the RMB into foreign exchange and through restrictions on foreign trade. Since 2005, the People’s Bank of China, or the PBOC, has allowed the RMB to fluctuate within a narrow and managed band against a basket of foreign currencies, according to market demand and supply conditions. The PBOC announces the RMB closing price each day and that rate serves as the mid-point of the next day’s trading band.

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The following table sets forth, for each of the periods indicated, the low, average, high and period-end noon buying rates in New York City for cable transfers, in RMB per U.S. dollar. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this report or will use in the preparation of periodic reports or other information to be provided to you.

	As of and for the Year Ended December 31,					As of and for the Six Months Ended June 30,
	2013	2014	2015	2016	2017	2017	2018
Period-end US$: RMB exchange rate	6.0969	6.1190	6.4936	6.9370	6.5342	6.7744	6.6166
Period average US$: RMB exchange rate	6.1956	6.1424	6.2272	6.6401	6.7547	6.8709	6.3673

As of September 21, 2018, the US$: RMB exchange rate was6.8559.

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